The Flowr Corporation Announces Fourth Quarter 2018
Conference Call and Webcast
Engages Proactive Investors

Toronto, Ontario — March 28, 2019 — The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF) (“Flowr” or the “Company”), a Canadian Licensed Producer and global leader in premium cannabis R&D, innovation, and cultivation, today announced that it will release its fourth quarter 2018 results after the close of the financial markets on Thursday, April 4, 2019.

The Company will also host a conference call and webcast to review these results. A question-and-answer session will follow.

Fourth Quarter 2018 Conference Call and Webcast:

Thursday, April 4, 2019
5:00 p.m. Eastern Time
Toll Free: 1-877-705-6003
Toll/International: 1-201-493-6725
Webcast: www.flowr.ca/investors

A telephonic replay of the call will be available later that same day through Thursday, April 18, 2019. To listen to the archived call, dial Toll Free 1-844-512-2921 or Toll/International 1-412-317-6671 and enter replay pin number 13689126, or access the webcast replay via Flowr’s website.

Separately, Flowr also announced that it has engaged Proactive Investors (www.proactiveinvestors.com), a leading multi-media news organization, investor portal and events management business with offices in New York, Sydney, Toronto, Frankfurt and London. The group operates “investor forums” where three or four companies present to an audience of high net worth sophisticated investors, fund managers, hedge funds, private client brokers and analysts.

Flowr has engaged Proactive Investors for one year beginning April 1, 2019 with an agreed upon annual retainer fee of US$25,000. Neither Proactive Investors nor any of its principals have an ownership interest, directly or indirectly, in Flowr or its securities, and the Company has not granted Proactive Investors or its principals any right to acquire such interests.

The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: statements with respect to the release date of Flowr's financial results, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and address specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks associated with a delay in releasing Flowr’s financial statements (which could result in a violation of applicable laws), Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr’s products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

CONTACT INFORMATION:
U.S. MEDIA:
Tim Streeb, ICR
1-646-677-1800
Tim.Streeb@icrinc.com

CANADIAN MEDIA:
Rebecca Brown, Crowns Agency
1-647-456-5599
rebecca@crowns.agency

IR:

Raphael Gross, ICR
1-203-682-8253
Raphael.Gross@icrinc.com